UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
Estimated average burden
FORM 12b-25	hours per response 2.50

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: Dec 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:__________________________________

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

PART I — REGISTRANT INFORMATION

Full Name of Registrant

NEWPOINT FINANCIAL CORP.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

433 NORTH CAMDEN DRIVE, SUITE 725

City, State and Zip Code

BEVERLY HILLS, CA 90210

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thi A.H. Nguyen	877	351-3223
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates it will have a net loss of approximately $187,000 for the year ended December 31, 2021, compared to a net loss of $10,453 for the year ended December 31, 2020. The increase in net loss is primarily due to increased operating and maintenance expenses.

NEWPOINT FINANCIAL CORP.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2022	By:	/s/ Keith Beekmeyer
		Name:	Keith Beekmeyer
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and ﬁled with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or ﬁled with the form will be made a matter of public record in the Commission ﬁles.

3.	A manually signed copy of the form and amendments thereto shall be ﬁled with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notiﬁcations must also be ﬁled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiﬁed as an amended notiﬁcation.

5.	Interactive data submissions. This form shall not be used by electronic ﬁlers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic ﬁlers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).